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                           Filed by HSBC Holdings plc
                           Pursuant to Rule 425 under the Securities Act of 1933

                           Exchange Act File No.: 001 08198
                           Subject Company: Household International, Inc.







28 March 2003



          HSBC RECEIVES REGULATORY APPROVALS FOR HOUSEHOLD ACQUISITION


HSBC Holdings plc ("HSBC") has obtained all regulatory consents and approvals required in connection with its proposed acquisition by way of merger of Household International, Inc.

The acquisition remains subject, among other matters, to approvals by the shareholders of both companies at shareholder meetings scheduled to take place later today.

Investors and Household security holders are advised to read the proxy statement/prospectus dated 26 February 2003 regarding the proposed merger and the supplement dated 19 March 2003 because they contain important information. The proxy statement/prospectus and supplement have been filed with the Securities and Exchange Commission by both companies. Household shareholders may obtain a free copy of the proxy statement/prospectus and supplement and other related documents filed by either company at the SEC's website at www.sec.gov.


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Media contacts:                                              Investor Relations contacts:
London              Richard Beck/Karen Ng                    Pat McGuinness
                    Tel: 00 44 (0) 20 7991 0633/0655         Tel: 00 44 (0) 20 7992 1938

New York            Linda Stryker-Luftig                     Ted Ayvas
                    Tel: 00 1 212 525 3800                   Tel: 00 1 212 525 6191

Hong Kong           Gareth Hewett                            Gareth Hewett
                    Tel: 00 852 2822 4929                    Tel: 00 852 2822 4929
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